Akerman Senterfitt

One Southeast Third Avenue

25th Floor

Miami, Florida  33131

Tel:  305.374.5600

Fax:  305.374.5095

December 16, 2011

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

FriendFinder Networks Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 23, 2011

File No. 333-177360

Dear Mr. Shuman:

On behalf of FriendFinder Networks Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated December 13, 2011 regarding Amendment No. 1 to the Company's Registration Statement on Form S-1 (the "Registration Statement"). Please note that we are simultaneously filing Amendment No. 2 to the Registration Statement ("Amendment No. 2").

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES
NEW YORK    ORLANDO    PALM BEACH    SALT LAKE CITY    TALLAHASSEE    TAMPA     TYSONS CORNER    WASHINGTON, D.C.
WEST PALM BEACH

Mr. Mark P. Shuman

United States Securities and Exchange Commission

December 16, 2011

Selling Securityholders, page 38

1.

We reissue prior comment 2 with regard to footnote 17 on page 43, and footnotes 15 and 19 on page 46. Please revise to disclose the person or persons who have sole or shared voting or investment power over the securities owned by the legal entity selling security holders. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

We acknowledge the Staff's comment.  We have revised the disclosure on pages 45 and 46.

2.

We note your response to prior comment 3. It appears that Jefferies & Company Inc. is registered as a broker-dealer. Please tell us whether Jefferies & Company Inc. received the securities as compensation for underwriting activities, or revise to disclose that it is an underwriter. In addition, please confirm that you have disclosed all legal entity selling security holders that are broker-dealers or affiliates of a broker-dealer.

We acknowledge the Staff's comment. We have revised the disclosure on pages 45-48. We have deleted Jefferies & Company as a selling securityholder because they are not a beneficial holder of notes or shares of common stock based on the most recent questionnaire provided. The beneficial owners of the securities previously reported for Jefferies & Company are DG Value Partners, LP, Special Situations, LLC, Special Situations X, LLC and Commerce Court. In addition, we confirm that we have reviewed all questionnaires provided by the selling securityholders and have disclosed all legal entity selling security holders that are broker-dealers or affiliates of a broker-dealer.

3.

We reissue prior comment 4 with regard to the disclaimers of beneficial ownership in footnotes 3 and 4 on page 149, and footnote 5 on page 150. Please revise to delete the disclaimers, or disclose who has voting and/or investment power over the disclaimed securities and provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

We acknowledge the Staff's comment.  We have revised the disclosure on pages 148 and 149.

4.

We note your response to prior comment 5. Please combine the Non-Cash Pay Notes and Common Stock tables, and include column and footnote disclosure indicating the number of shares underlying the Non-Cash Pay Notes and shares of "free-standing" common stock each selling security holder owned prior to the offering, the amount to be offered for the security holder's account, and the amount

Mr. Mark P. Shuman

United States Securities and Exchange Commission

December 16, 2011

and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. See Item 507 of Regulation S-K.

We acknowledge the Staff's comment. We have revised the disclosure on pages 41-47.

Exhibit 5.1

5.

Assumptions (f) through (h) on page 3 appear to be overly broad or otherwise inappropriate. Please revise or provide us with an analysis explaining and supporting the inclusion of these assumptions. For guidance, refer to Section II.B.3.a of Division of Corporation Finance Staff Legal Bulletin No. 19.

We acknowledge the Staff's comment. Per our conversations and correspondence, we did not revise assumption (f), but we revised assumption (g) and (h).

We have reviewed the issue regarding the reasonableness of assumptions (g) and (h) in our Exhibit 5.1 opinion letter. As a starting point, under Section II(B)(1)(e) of SLB 19, when rendering an opinion regarding the enforceability of debt securities, opining counsel must also opine as to the building block opinions underlying the remedies opinion (entity status, entity power, authorization of the transaction and execution and delivery), and our proposed opinion includes each such opinion.

However, there are other legal matters that overlap with the remedies opinion covering other issues that might impact a transaction but are not required to render a remedies opinion and are not building block opinions to the remedies opinion. These opinions are not building blocks to the remedies opinion but could impact the enforceability of the agreements. We believe that these limitations are acceptable under customary practice. Notwithstanding, we recognize the Staff's concerns and as a result we have modified our proposed assumptions to limit the coverage of the assumptions in an acceptable manner.

The change in (g)(i) in Exhibit 5.1 means that our opinion covers Applicable Law as defined in our opinion letter, but doesn't cover other laws, rules and regulations. This is an express statement of customary practice in a manner which we believe is consistent with SLB 19.

Mr. Mark P. Shuman

United States Securities and Exchange Commission

December 16, 2011

With respect to (g)(ii) in Exhibit 5.1, we believe that it is reasonable to limit the scope of our opinion coverage to identified agreements, and we cite to Section 6.5.5 of the 1998 Tri Bar Report (see page 658-660 of volume 53 of The Business Lawyer) which uses as an example a commonly used approach which is to limit the opinion to the contracts listed in a filing by the company with the SEC. In this case we have limited the scope of our opinion's coverage to no breach or default of any of the agreements filed as an exhibit to the Registration Statement or filed in any report that is incorporated by reference into the Registration Statement which we think is a reasonable limitation under customary practice.

Similar to the change in (g)(i) in Exhibit 5.1, the change in (h) makes clear that if an authorization is required under Applicable Law (as defined) it is covered by our opinion but that authorizations that may be required under laws other than Applicable Law are not covered by the scope of our opinion.

Finally, we have rendered other Exhibit 5.1 opinions relating to other companies that have been extensively commented on by the Staff which have included each of the assumptions set forth above.

6.

Opinion 1 on page 3 appears to improperly limit counsel's conclusion regarding the valid existence of the New York, Delaware and Texas Subsidiaries by limiting the opinion to solely the Certificates of Good Standing. For guidance, refer to Section II.B.1.e of Division of Corporation Finance Staff Legal Bulletin No. 19. Please revise.

We acknowledge the Staff's comment.  We have revised Exhibit 5.1.

7.

Please revise the closing paragraph to also consent to the reference to Akerman Senterfitt in the Legal Matters section of the registration statement.

We acknowledge the Staff's comment. We have revised Exhibit 5.1.

Mr. Mark P. Shuman

United States Securities and Exchange Commission

December 16, 2011

Exhibits 5.2 and 5.3

8.

The assumptions in the last sentence of the second paragraph on page 2 appear to be overly broad or otherwise inappropriate. Please revise or provide us with an analysis explaining and supporting the inclusion of these assumptions. For guidance, refer to Section II.B.3.a of Division of Corporation Finance Staff Legal Bulletin No. 19.

We acknowledge the Staff's comment. Brownstein Hyatt Farber Schreck, LLP has revised Exhibits 5.2 and 5.3.

9.

The third sentence of the closing paragraph appears to limit reliance on the opinion.  Please revise to remove the suggestion that purchasers of securities in the offering are not entitled to rely on the opinion. For guidance, refer to Section II.B.3.d of Division of Corporation Finance Staff Legal Bulletin No. 19.

We acknowledge the Staff's comment. Brownstein Hyatt Farber Schreck, LLP has revised Exhibits 5.2 and 5.3.

We believe the responses provided above address the Staff's comments and we look forward to hearing from you regarding the Registration Statement and Amendment No. 2. If you have any questions, please call me at (305) 982-5658.

Sincerely,

AKERMAN SENTERFITT

/s/ Bradley D. Houser